[FBR & Co. Letterhead]

January 3, 2017

Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Lin, Staff Attorney

Re:	FBR & Co.
Registration Statement on Form S-3
File No. 333-214564

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, FBR & Co. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated to Thursday, January 5, 2017 at 4:00 P.M., or as soon thereafter as practicable.

Please contact the undersigned ((703) 312-9568 or gbeske@fbr.com) or Nick Demmo of Wachtell, Lipton, Rosen & Katz ((212) 403-1381 or ngdemmo@wlrk.com) with any questions you may have concerning this request.

Very truly yours,

FBR & CO.

By:	/s/ Gavin A. Beske
Gavin A. Beske
Senior Vice President and General Counsel